

November 16, 2020

David Bilger
Executive Vice President
Genesis Park Acquisition Corp.
2000 Edwards Street, Suite B
Houston, TX 77007

> **Re: Genesis Park Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 12, 2020**
> **File No. 333-249066**

Dear Mr. Bilger:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form S-1 filed November 12, 2020

General

1. We note that Section 9.3 of the warrant agreement filed as Exhibit 4.4 includes an applicable law provision limiting where claims may be brought (e.g., the courts of the State of New York or the United States District Court for the Southern District of New York). Please clarify if this provision is applicable to investors in this offering and, if so, whether it applies to claims made under the federal securities laws. If the provision is applicable to investors in this offering, please also revise your prospectus to discuss the provision, including a description of any risks or other impacts on investors and whether there is uncertainty as to its enforceability.

David Bilger
Genesis Park Acquisition Corp.
November 16, 2020
Page 2

   You may contact Jorge Bonilla at (202) 551-3414 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or Pam Long at (202) 551-3765 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Real Estate & Construction

cc: Angela Olivarez